Exhibit 99.4

Stock Options Program

Glossary:

Granting: Concession

Vesting: Grace Period

Objective

The Stock Option Program’s purpose is to grant to executives (Participants) of Sadia SA ( “Sadia”) the option to purchase the lots of shares of BRF.

Scope

a.               Executives at Sadia who owned options to purchase shares of Sadia on  18th August 2009 .

1.              The Plan

The present plan (“Plan BRF — Sadia”) has as its objective on the granting of options to purchase shares of BRF (“BRF Option”) to executives of Sadia who were holders, on 18th August 2009,of options to purchase preferred or common shares of Sadia ( “Participants”)

The granting of Options to Participants under this Plan BRF - Sadia, requires the simultaneous termination of options to purchase shares of Sadia (“Sadia Option”).

2.              The Management

The Plan BRF — Sadia management shall be made by the Human Resources and BRF Management Board of Directors, always in accordance with the guidelines, clauses and conditions set forth hereunder and deliberations of the BRF´s Board of Directors.

There shall be no new beneficiaries of the Plan BRF - Sadia other than the Participants.

3.              Actions of the Plan

Plan BRF - Sadia shall include nominal common shares issued by BRF (“BRF Shares”) available in treasury.

4.              Granting of Option

The number of BRF Shares subject to each BRF Option shall be determined by multiplying the number of shares of Sadia provided in each Sadia Option due to the replacement of Sadia shares for BRF shares, adopted during the merger of shares of Sadia, which occurred on 18th August 2009 (0.132998 shares of BRF for each share issued by Sadia), according to the formula below:

ABRF = ASD X 0,132998

Where:

ABRF is the number of BRF Shares subject to each BRF Option

ASD is the number of Sadia shares provided in each Sadia Option

BRF Options shall be formalized in writing by means of a specific instrument to be entered between BRF, Sadia and each Participant, outlining the terms and values for each BRF Option granted and reflecting their respective features, such as the number of shares involved and the terms to exercise the BRF Option.

Each instrument shall include:

a.               The number of BRF Shares corresponds to the BRF Option granted.

b.              The date for the granting of the Sadia Option and BRF Option price.

c.               The Vesting period and the conditions for the exercise.

d.              The monetary correction factor over the concession price.

e.               Any other conditions or provisions deemed necessary by the BRF Board of Directors, provided they are not in conflict with this BRF Plan, the BRF Bylaws and the law effective in the country.

5.              The exercise price

The exercise price of each BRF Option shall be determined by multiplying the exercise price of each Sadia Option (corrected in accordance with the provisions of that instrument) by the inverse of the substitution ration of Sadia shares for BRF shares, adopted at the time of the merger of Sadia shares, which took place on 18th August 2009, according to the formula below:

PBRF =          PSD X 1

0,132998

Where:

PBRF is the exercise price of each BRF Option

PSD is the exercise price of each Sadia Option

The exercise price of each BRF Option shall be updated by the INPC accumulated between the date of granting of the Sadia Option and the date of exercise of the Option.

The price and amount of shares of BRF Option shall be adjusted whenever changes occur in the BRF capital, resulting from issuance of shares, by subscription, bonus, splitting or grouping in order to preserve the conditions of exercise throughout time.

6.              Vesting/period for exercising the options

The blockage period during which the Participant may not exercise their options (“Vesting”), shall be 3 (three) years after the signature of the granting agreement of the Sadia Option.

The deadline for the exercise of the Options is 5 (five) years after the signature of the granting agreement of the Sadia Option, after which the Beneficiary shall lose the right to non-unexercised BRF Options.

7.              Termination of Employment relationship and/or mandate

If a Participant ceases to be employed or BRF´s or its subsidiaries’ manager for any reason except death, retirement or permanent inability, the BRF Options conferred to the same, shall be restricted only to the lot or lots of BRF Options which have already released to the exercise and that, therefore, have already complied with the “Vesting”.

BRF Options not released, or even those with “Vesting” not accomplished, shall be automatically terminated by operation of law, regardless of any notice, whatever the cause or reason for termination, even when it is without cause and occur by unilateral decision of BRF or its subsidiaries. For released BRF Options, the Participant shall not be extended sixty (60) days to exercise the BRF Option, by means of cash payment.

8.              Death, permanent inability or retirement

In the Participant´s death, all BRF Options which have not yet been released for exercise, shall become exercisable in advance and the BRF Options shall extended to their heirs or successors, by legal succession or testamentary disposition, by pressing deadline 12 (twelve) months after the death or until the expiration of the exercise.

In the case of permanent disability or retirement of the Participant, the BRF Options may be exercised by the same in whole or in part, having sixty (60) days to act accordingly.

9.              Transfer

No BRF Option, under any circumstances, can be in any manner or in any way transferred, assigned, sold, traded, passed or operated by any Participant, and shall be exercised only by the Participant personally and on his own behalf.

10.       Amendments

The BRF General Meeting may at any time, amend, suspend or terminate this BRF-Sadia Plan, in whole or in part, respecting, however, in any event, the right of those who have already obtained the BRF Options, or who have already been granted the BRF Option, not impairing the rights and not unilaterally repealing the provisions contained in each agreement relative to BRF Option.

Any changes, additives suspension or termination shall only be valid, enforcing and effective in relation to those who have not been granted the BRF Option and formalized by means of the respective instrument of BRF Option.

11.       Lack of labor bond

This BRF - Sadia Plan and corresponding BRF options does not constitute any kind of employment agreement, not comprising payment for any purpose labor and/or social security. Therefore, this BRF-Sadia Plan/BRF Option does not confer on Participants any right to stability of employment agreement does not include employment agreements, nor provide any determination of time or duration of any legal instrument other than the BRF — Sadia Plan itself and instruments relating to BRF Option.

12.       Term

This BRF-Sadia Plan lasts until the final date of exercise of the BRF for each Participant. This BRF-Sadia Plan shall enter into force upon its approval by the Shareholders´ General Meeting.

13.       Miscellaneous

Situations not mentioned shall be governed by the Board of Directors.